PE 3-31-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2002

KLM ROYAL DUTCH AIRLINES
(translation of Registrant's trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

Table of contents

02/019

Traffic continues to recover in February

(in millions)	February 2002	February 2001	February Growth (%)	April through February 2001/02	April through February 2000/01	April through February Growth (%)
Overall						
Revenue Ton-Kms	729.8	761.4	(4)	8,890.8	9,318.6	(5)
Available Ton-Kms	915.7	993.5	(8)	11,646.9	11,842.1	(2)
Load Factor (%)	79.7	76.6		76.3	78.7	
Passenger						
Revenue Passenger-Kms	4,009.0	4,208.0	(5)	52,336.0	55,446.7	(6)
Available Seat-Kms	5,047.5	5,561.3	(9)	66,561.6	68,935.5	(3)
Passenger Load Factor (%)	79.4	75.7		78.6	80.4	
Cargo						
Revenue Cargo Ton-Kms	327.3	338.5	(3)	3,658.4	3,772.9	(3)
Available Cargo Ton-Kms	435.1	462.7	(6)	5,328.6	5,268.2	1
Cargo Load Factor (%)	75.2	73.2		68.7	71.6	

- Based on preliminary numbers

- As of April 1, 2001, KLM excluded Cargo traffic and capacity figures of NWA flights from Amsterdam. Last year's figures have been adjusted for ease of comparison. The effect on overall RTK and ATK is approximately -1.5%.

Overall traffic
In February, overall traffic was 4% lower than last year. This means that traffic is continuing to recover as it has over the past few months. The passenger as well as the cargo business contributed to this favorable development. As capacity was 8% lower, overall load factor increased 3.1 percentage points to 79.7%.

Passenger traffic
Whereas passenger traffic was down 10% and 7% in December and January respectively, February passenger traffic was 5% lower than last year. This trend confirms that passenger confidence is still increasing.
With capacity 9% lower than last year, passenger load factor increased substantially by 3.7 percentage points to 79.4%, the highest level during the month of February in the past 12 years.
Traffic on African routes increased by more than the 20% year-on-year, while traffic on European and Mid and South Atlantic routes was also well above last year's levels. European traffic was positively influenced by succesfull promotional campaigns. Traffic on the North Atlantic continued to improve; it was 18% lower than in the same period last year, compared to a 20% year-on-year decline in January.
Although Business Class travel also improved slightly, the recovery of passenger traffic was most evident in Economy Class.

Cargo traffic
In February, cargo traffic was 3% lower than last year, a relative improvement compared to last month. As cargo capacity was 6% lower than last year, load factor increased by 2.0 percentage points to 75.2%. On Asia Pacific routes load factor improved by 1.6 percentage points to 83.4%. The impact of Chinese New Year was less significant than last year. In the North Atlantic route area, load factor improved by 3.6 percentage points to 74.9%. Traffic on African routes continued to develop strongly.

Capacity planning summer 2002
The summer schedule, as published last week, includes capacity levels which are currently 4% lower than last year. Passenger capacity will be 5% lower, whereas cargo capacity will be 3% below the level of summer 2001.

Amstelveen, March 5, 2002

02/023

KLM TO EXPAND ITS PROFITABLE ENGINEERING & MAINTENANCE BUSINESS

AMSTELVEEN, March 18, 2002 – As part of its strategy to grow the capabilities of the Engineering & Maintenance business, KLM has decided to further develop its Engine Overhaul Business. KLM has entered into a customized service agreement with GE Engine Services of Cincinnati, Ohio, USA and has decided to invest in a new engine overhaul center. These decisions support KLM's strategy to expand its Nose-to-Tail product offering for its own and third party fleets.

The customized service agreement with GE Engine Services relating to CF6 engines will enhance the long-term productivity of KLM's engine overhaul processes.
Under this agreement, GE Engine Services and KLM will cooperate in a variety of areas, including streamlining KLM's overhaul processes, substantially increasing efficiency and reducing required inventory levels. This reduction will release significant working capital, which shall be re-invested in the new overhaul center. KLM and GE Engine Services are assessing options for further cooperation in relation to the new overhaul center.

KLM total net investment in the replacement of its current engine overhaul center will be approximately € 75 million. The new center will be constructed at KLM's technical facilities at Schiphol Airport and is due to be completed in the summer of 2004. Besides current capabilities to overhaul and repair General Electric CF6 engines, KLM Engineering & Maintenance will expand its capabilities with the overhaul and repair of CFM56 engines. With these capabilities the capacity of current overhaul center will be increased by 100 annual shop visits, hence creating a center with an initial capacity of 350 shop visits per year. These capabilities allow KLM to further develop its "European Repair Center of Excellence". The new center will meet all current environmental, health, and safety regulations. Given the projected annual growth in engine overhaul, the investment will have a positive effect on both profitability and employment prospects at KLM Engineering & Maintenance. The plans for the new maintenance center have been submitted to the KLM Works Council for advice.

The Engine Overhaul Business, a key element in KLM Engineering & Maintenance business has consistently made a significant positive contribution to KLM's Group Performance. KLM offers a full Engineering and Maintenance product range including Engine Overhaul, Component Repair, Airframe Maintenance, and Line Maintenance. This investment and the co-operation with GE stress the significance that KLM attaches to aircraft related maintenance, repair and overhaul as a key capability and business of the KLM Group.

AMS/DR/HB

Coordination

The KLM board will maintain overall supervision to ensure that the various product/market combinations within the KLM Group are properly coordinated.

After consultation with the Works Council, the following appointments will take effect on April 1, 2002.

- Peter Hartman, board member and chief operating officer - KLM, will take on leadership for the global network operations.
- Henny Essenberg, current EVP - Passenger Division, will be appointed his deputy. He will additionally focus on alliances for the KLM Group passenger business.
- Paul Gregorowitsch, current SVP - Sales & Distribution, Passenger Division, will become responsible for all commercial activities benefiting these passenger activities, including sales, marketing, distribution, and revenue management.
- Elfrieke van Galen, current managing director - KLM cityhopper, will additionally take on management of KLM uk as CEO, to ensure greater coordination between these two regional feeder airlines.
- Floris van Pallandt, current CEO - KLM uk, is appointed president & CEO - Transavia airlines. He will also be responsible for managing and positioning the KLM Group's low-cost product and operations.

AMS/DR/BK

02/028

KLM SELECTS BOEING AND AIRBUS IN FLEET RENEWAL PROGRAM

AMSTELVEEN, March 28, 2002 - KLM Royal Dutch Airlines announced today that the company intends replacing the Boeing 747-300, MD-11 and Boeing 767 aircraft types currently operated in its intercontinental fleet with two new types, the Boeing 777-200 and the Airbus A330-200. KLM's current 747-300F freighter aircraft will be replaced with Boeing 747-400 Freighters.

This replacement program will improve the cost efficiency and competitiveness of the KLM fleet as the new aircraft will have lower unit costs and superior operating characteristics within KLM's network. The new aircraft are expected to reduce environmental impact, increase customer appreciation and enhance flexibility in the network. Furthermore, the aircraft are being purchased at a time when the market for aircraft purchase is very favorable.

The fleet replacement, about which KLM has been negotiating with the two airplane manufacturers, engine manufacturers and several lease companies since August 2001, is planned to take place in two phases.

During the first phase, KLM will replace the twelve Boeing 747-300 aircraft currently operated, with eight Boeing 777-200ER (Extended Range) aircraft and three Boeing 747-400ERF (Extended Range Freighter) freighters. The first Boeing 777-200ER aircraft will be delivered late 2003. The last Boeing 747-300 will be phased out before 2005. KLM is currently still negotiating with various parties on its choice of engines for the new aircraft.

For the second phase, KLM is negotiating the replacement of its ten MD-11s and twelve Boeing 767-300ERs with a combination of A330-200's and additional Boeing 777-200ER airplanes.

On completion of the fleet replacement program, KLM will have reduced the number of aircraft types in its intercontinental fleet from four to three, comprising the Boeing 747-400 (in all-passenger, combi and freighter configurations); the Boeing 777-200ER; and the Airbus A330-200.

The KLM Board of Managing Directors will be making further announcements on the fleet renewal at the May 8, 2002, press conference presenting the company's results for fiscal 2001/2002.

AMS/DR/BK

KLM E&M AND VIRGIN ATLANTIC
SIGN RECORD MAINTENANCE CONTRACT

AMSTELVEEN, March 22, 2002 - KLM Engineering & Maintenance secured the largest third-party maintenance contract in its history when UK-based carrier Virgin Atlantic decided to extend its contract with the Dutch MRO provider. The new six-year contract is worth at least EUR 200 million in revenues. Neither party wishes to divulge more specific financial details about the contract.

The new agreement covers the maintenance of twelve Boeing 747-400s. Apart from airframe, engine and component maintenance, the contract also includes modification programs, alterations to the cabin interior, and the painting of aircraft in Virgin Atlantic colors.

Jeff Livings, Head of Engineering at Virgin Atlantic, and Daan Meyer, EVP - KLM Engineering & Maintenance, placed their signatures under the contract yesterday, March 21.

Virgin Atlantic has been one of KLM E&M's most important customers since April 1994. The two companies have developed excellent ties over the years. E&M's flexibility, high standards, and drive to honor all agreements were the main reasons underlying Virgin Atlantic's decision to reward the KLM division with this major maintenance contract.

For photographs please check: http://www.presslink.nl/klm

AMS/DR/HB/RdN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: April 2, 2002

By ______________________________
Name: R.P. Hoytema van Konijnenburg
Title: Senior Vice President Finance

By ______________________________
Name: H.E. Kuipêri
Title: Senior Vice President &
General Secretary

APPROVED: AMS/DJ